Exhibit 99.4

RISK FACTORS

The following risk factors should be read in conjunction with, and amend and supplement, those included in the Annual Report on Form 20-F filed by Pharvaris N.V. (“we”, “our”, “us” or the “Company”) on April 5, 2023 (the “Form 20-F or the “Annual Report”). Investing in the Company’s ordinary shares involves a high degree of risk. You should carefully consider the risks described below, and all other information contained in or incorporated by reference in the Form 20-F, before making an investment decision regarding the Company’s securities. Defined terms used, but not defined, in these “Risk Factors” have the meaning ascribed to them in the Form 20-F.

Risks Related to the Development and Clinical Testing of Our Product Candidates

We have experienced, and may continue to experience, setbacks in our clinical trials, including as a result of the recent clinical holds. Moreover, we have established proof-of-mechanism for deucrictibant and have designed and advanced our future clinical development program based on a clinical trial that assessed a surrogate endpoint, as well as modelling of our results from that trial with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval or we may have inconclusive or negative results. Any setbacks in our clinical development program could have a material adverse effect on our business, financial condition, results of operations and prospects.

Clinical trials are expensive and complex. Each trial can take many years to complete and have uncertain outcomes. Failure of a product can occur at any stage of the testing, including later phases of clinical trials despite having progressed through preclinical and nonclinical studies and early phase clinical trials, for a variety of reasons, such as changes in formulation of the product, differences in patient populations, changes in trial and manufacturing protocols and complexities of larger, multi-center trials, among others. The results from nonclinical studies or early phase clinical trials of a product candidate may not predict the results that will be obtained in later phase clinical trials of the product candidate. For example, we have established proof-of-mechanism for deucrictibant and have designed and advanced our future clinical development program based on a clinical trial that assessed a surrogate assessment, as well as modelling of our results from that trial with additional in vitro and in vivo data and comparisons to published results for other currently available products from different trials. We may not be able to replicate these results or analyses in future clinical trials that assess the endpoints required to obtain regulatory approval. We, the FDA or other applicable regulatory authorities may suspend or terminate clinical trials of a product candidate at any time for numerous reasons, including, but not limited to, a belief that subjects participating in such trials are being exposed to unacceptable health risks or adverse side effects, or other adverse experiences or findings. For instance, in August 2022, we announced that the FDA has placed clinical holds on our clinical trials of deucrictibant in the U.S. under two Investigational New Drug, or IND, applications for the treatment of HAE (on-demand and prophylactic) based on its review of nonclinical data. The clinical hold letters stated that the nonclinical observations were unlikely due to B2 receptor antagonism, the primary mechanism of action of our compound. However, the FDA requested that we conduct an additional long-term rodent toxicology study and update the investigator’s brochure. The protocol for this nonclinical study has been reviewed by the FDA and the study has commenced. The FDA also agreed to partially lift the hold on our on-demand IND to allow the two remaining U.S. participants in our RAPIDe-1 trial to complete treatment, but there can be no assurance that both clinical holds will be fully lifted. Following review of data from a preplanned interim analysis of the ongoing 26-week nonclinical study, the FDA lifted the clinical hold on the IND application for deucrictibant for the on-demand treatment of HAE. The resolution of the hold has enabled Pharvaris to resume RAPIDe-2 in the U.S., an extension study of RAPIDe-1 evaluating PHVS416 for the on-demand treatment of HAE attacks, and schedule an End-of-Phase 2 meeting with the FDA to align on the design and key elements of a proposed Phase 3 clinical study for PHVS416 for the on-demand treatment of HAE.

Even if clinical trials are successful, before granting approval to any product candidate, regulatory authorities can request additional clinical trials, including with larger patient numbers, find deficiencies in the manufacturing processes or facilities upon which we rely and change their approval policies or regulations or their prior guidance to us during clinical development in a manner that renders our clinical data insufficient for approval. We have, and may continue to experience numerous setbacks during, or as a result of, the clinical trial process that could delay or prevent the commencement, conduct and completion of clinical trials or the commercialization of our current and any future programs, such as:

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delays in reaching a consensus with regulatory agencies on the design or implementation of our clinical trials, including with respect to our strategy for sharing Phase 1 and Phase 2 data between PHVS416 and PHVS719 programs and designs for improving the efficiency of our clinical development path;
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delays in obtaining regulatory approval or ethics committee approval to commence a clinical trial;
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delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
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failure of CROs to adequately supervise investigators;
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failure to recruit sufficient investigators or recruit and enroll sufficient subjects for our clinical trials in a timely manner or at all, including due to the COVID-19 pandemic;

Exhibit 99.4

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delay or failure in having subjects complete a trial or return for post-treatment follow-up, including due to the COVID-19 pandemic; or the escalation of the ongoing conflict in Ukraine;
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failure to obtain and maintain the required institutional review board, or IRB, or ethics committee approval at each clinical trial site;
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clinical sites or investigators deviating from trial protocol or dropping out of a trial;
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lack of adequate funding to continue a clinical trial;
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delays in sufficiently developing, characterizing or controlling a manufacturing process suitable for advanced clinical trials;
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clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs; or
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failure of ourselves or any third-party manufacturers, contractors or suppliers to comply with regulatory requirements, maintain adequate quality controls, or be able to provide sufficient product supply to conduct and complete clinical trials of our product candidates.

Before commencing clinical trials, we are required to apply to country-level regulators before opening sites in their countries. If we are not able to timely receive their approval or enroll additional patients at sites in other countries, we may not be able to complete CHAPTER-1 on our anticipated timeline.

Moreover, principal investigators for our clinical trials may serve as scientific advisers or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

If we suffer any material delays, negative results or other setbacks in our clinical trials or nonclinical studies or if the clinical holds on our clinical trials of deucrictibant in the U.S. are not resolved or if any of our other clinical trials are put on clinical hold or terminated, we may incur increased costs or be unable to continue development of deucrictibant, including our product candidates PHVS416 and PHVS719, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Clinical development is a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials as well as data from any interim analysis of ongoing non-clinical studies or clinical trials may not be predictive of future trial results. Clinical failure can occur at any stage of clinical development.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Although product candidates may demonstrate promising results in early clinical (human) trials and nonclinical (animal) studies, they may not prove to be safe or effective in subsequent clinical trials. For example, the results of animal studies may not accurately predict human experience. Likewise, early clinical trials may not be predictive of eventual safety or effectiveness results in larger-scale pivotal clinical trials. In this Annual Report we discuss the potency of deucrictibant as shown in preclinical, Phase 1 clinical trials, and a single Phase 2 clinical trial (RAPIDe-1). Potency as used in this Annual Report refers to the amount of drug required to produce a pharmacological effect of given intensity and is not a measure of therapeutic efficacy. We have released topline data demonstrating efficacy and tolerability in a Phase 2 clinical trial for treatment of attacks in our RAPIDe-1 study but have not completed assessment of efficacy for prevention of attacks in our CHAPTER-1 study. The results of preclinical studies and early clinical trials, as well as data from interim analysis of ongoing non-clinical studies or clinical trials, may not be predictive of the results of ongoing or future clinical trials.

In addition, the studies and trials of other products with similar mechanisms of action to our product candidates may not be predictive of our clinical trial results. There can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in trial protocols, differences in composition of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. Product candidates in later phase clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical studies and earlier clinical trials. In addition to the safety and efficacy trials of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that our product candidates will as well which may have an adverse effect on our business and the value of the ordinary shares.